Exhibit 12.1
V.F. Corporation Computation of Ratio of Earnings to Fixed Charges

	Quarters Ended				Fiscal Years
	April 2,		April 3,
	2011		2010		2010		2009		2008		2007		2006
	(dollars in millions, except ratio data)
Pretax income from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries and income or loss from equity investees	$257		$209		$747		$657		$837		$901		$775

Fixed charges:
Interest expense	16		20		78		86		94		72		57
1/3 of rent expense	15		15		60		59		51		43		36

Total fixed charges	31		36		138		145		145		115		93

Pretax income from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries and income or loss from equity investees, plus fixed charges	$288		$245		$885		$802		$982		$1,016		$868

Total fixed charges shown above	$31		$36		$138		$145		$145		$115		$93
Preferred stock dividends	—		—		—		—		—		—		1

Total fixed charges and preferred stock dividends	$31		$36		$138		$145		$145		$115		$94

Ratio of Earnings to Fixed Charges(1)	9.3	x	6.9	x	6.4	x	5.5	x	6.8	x	8.8	x	9.2	x

(1)	For purposes of this ratio, earnings are based on income from continuing operations before income taxes and before fixed charges. Income from continuing operations before income taxes is adjusted for noncontrolling interests of partially owned consolidated subsidiaries and for earnings and dividends of investments accounted for on the equity method. Fixed charges consist of interest expense, capitalized interest and one-third of rent expense (excluding contingent rent expense), which approximates the interest factor of such rent expense.